BRENMILLER ENERGY LTD.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

June 23, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brenmiller Energy Ltd. (CIK 0001901215)

Registration Statement on Form F-3 (File No. 333-296898) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Brenmiller Energy Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on June 25, 2026 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Brenmiller Energy Ltd.

By:	/s/ Ofir Zimmerman
	Name:	Ofir Zimmerman
	Title:	Chief Financial Officer